EXHIBIT 12

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Nine Months
	Ended
	September 30,
	2009		2008

Income before income taxes and losses in equity investments(a)	$1,127		$1,450

Fixed charges deducted from income:
Interest expense	316		341
Implicit interest in rents	28		28

	344		369

Earnings available for fixed charges(b)	$1,471		$1,819

Interest expense	$316		$341
Capitalized interest	13		13
Implicit interest in rents	28		28

Total fixed charges(b)	$357		$382

Ratio of earnings to fixed charges(a)	4.1	x	4.8	x

(a)	Our “Income before income taxes and losses in equity investments” for the nine months ended September 30, 2009 has been negatively affected by (i) a pre-tax, non-cash charge of $49 million related to the abandonment of SAP software as our revenue management system; and (ii) a pre-tax charge of $46 million for our January 2009 restructuring. The effect of these non-recurring charges on our “Income before income taxes and losses in equity investments” should be considered when comparing the “Ratio of earnings to fixed charges” for the periods presented.

(b)	To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Statements of Operations. For purposes of this disclosure, we have elected to exclude interest expense related to income tax matters from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented.